Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

October 5, 2020

VIA EDGAR

Ms. Katherine Bagley

Office of Trade & Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	DraftKings Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-249299)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC., as representatives of the several underwriters, hereby join the Company in requesting that the effective date of the above-referenced Registration Statement be accelerated to October 6, 2020, at 5:30 p.m., (Washington, D.C. time), or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act, please be advised that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus. The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Michael Kamras
Name: Michael Kamras Title: Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Ryan Cunn
Name: Ryan Cunn Title: Managing Director